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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2003


                             CAMPBELL RESOURCES INC.
                             -----------------------
                               (Registrant's Name)


                          1155, University, Suite 1405,
                                Montreal, Quebec
                                 Canada H3B 3A7
                    ----------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F [X]            Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes [ ]                   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Filed with this Form 6-K is the following which are incorporated herein by reference:

99.1 Annual Report to Shareholders containing Management's Discussion and Analysis and Audited Financial Statements for the year ended December 31, 2002; and

99.2 Notice of Annual and Special Meeting of Shareholders to be held on May 14, 2003 and Proxy Material in respect of the Meeting.

Forward-Looking Statements

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2001. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CAMPBELL RESOURCES INC.



                                       /s/  Lorna D. MacGillivray
                                       -----------------------------------------
                                       LORNA D. MACGILLIVRAY
                                       Vice President, Secretary and General
                                       Counsel


DATE: April 25, 2003

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                                  EXHIBIT INDEX


99.1 Annual Report to Shareholders containing Management's Discussion and Analysis and Audited Financial Statements for the year ended December 31, 2002; and

99.2 Notice of Annual and Special Meeting of Shareholders to be held on May 14, 2003 and Proxy Material in respect of the Meeting.